STRUCTURED PRODUCTS CORP.
                              390 GREENWICH STREET
                            NEW YORK, NEW YORK 10013






August 30, 2006


Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549
Attention: Rolaine Bancroft, Esq.


Re:      Structured Products Corp.
         Form S-3 Registration Statement
         File No: 333-133978



Dear Ms. Bancroft:

On behalf of Structured Products Corp., the undersigned hereby requests that the effective date of the above-referenced Form S-3 Registration Statement be accelerated to 3:30 p.m. on August 31, 2006, or as soon thereafter as practicable.

The registrant acknowledges that (1) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the registrant may not assert this action as a defense in any Securities and Exchange Commission



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proceeding  initiated  by  the  Commission  or  any  person  under  the  federal securities laws of the United States.

Very truly yours,



Structured Products Corp.




By: /s/ John Dickey
        --------------------------------------------------
        Name:   John Dickey
        Title:  Assistant Vice President, Finance Officer